

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 4, 2024

Mark Nielsen
Executive Vice President, Chief Legal & Regulatory Officer
Frontier Communications Parent, Inc.
1919 McKinney Avenue
Dallas, Texas 75201

> **Re: Frontier Communications Parent, Inc.**
> **Current Report on Form 8-K filed April 18, 2024**
> **File No. 001-11001**

Dear Mark Nielsen:

We have reviewed your filing and have the following comment(s).

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Current Report on Form 8-K filed April 18, 2024

Item 1.05 Material Cybersecurity Incidents

1. We note the statement that you experienced a cybersecurity incident that resulted in an operational disruption that "could be considered material." Item 1.05 was added to Form 8-K to require the disclosure of a cybersecurity incident "that is determined by the registrant to be material." Please advise us as to why you determined to file under Item 1.05 of Form 8-K given this statement.

2. Please expand your disclosure to describe any known material impact(s) the incident has had and any material impact(s) that are likely to continue. In considering material impacts, please describe all material impacts. For example, please consider potential impacts on vendor or customer relationships and potential competitive or reputational harm, not just the impact to your financial condition or results of operations.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Conlon Danberg at 202-551-4466 or Sebastian Gomez Abero at 202-551-3578 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services